Exhibit 99.1

press release

ArcelorMittal completes sale of ArcelorMittal USA to Cleveland-Cliffs
9 December 2020, 14:15 CET
ArcelorMittal announces that the sale of ArcelorMittal USA to Cleveland-Cliffs for a combination of cash and stock has completed today.

Under the terms of the sale, ArcelorMittal has received $505 million cash, 78 million shares of Cleveland-Cliffs common stock and non-voting preferred stock which is redeemable for approximately 58 million shares of Cleveland-Cliffs common stock or an equivalent amount in cash1. As agreed, Cleveland-Cliffs has assumed the liabilities of ArcelorMittal USA, including net liabilities of approximately $0.5 billion and pensions and other post-employment benefit liabilities (‘OPEB’)2.

Commenting, Mr. Lakshmi Mittal, Chairman and CEO, ArcelorMittal, said:

“I would like to thank everyone at ArcelorMittal USA for the important contribution they have made to the group. We wish you all the best for the future – Cleveland-Cliffs will be acquiring a great team.

“The sale of ArcelorMittal USA is an opportunity to create excellent value for our shareholders and reposition our North American footprint on our most competitive assets, for which we have targeted growth plans. The recently announced EAF at Calvert and the new hot strip mill in Mexico, which will complete next year, will further enhance these assets and ensure we have the flexibility and quality to meet demand, particularly for higher-added value products. We intend to remain a strategic player in the NAFTA region.”

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 18 countries. In 2019, ArcelorMittal had revenues of U.S.$70.6 billion and crude steel production of 89.8 million metric tonnes, while iron ore production reached 57.1 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

1 Cleveland-Cliffs Inc.’s share price closed on 25/9/20 (the last day of trading prior to the transaction announcement) at $5.88; its closing price yesterday (8/12/20) was $13.04.
2 For the balance sheet carrying values please refer to the financial statements included in ArcelorMittal’s 2019 annual report on Form 20-F.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

Europe	+44 20 7543 1156
Americas	+1 312 899 3985
Retail	+44 20 7543 1156
SRI	+44 20 7543 1156
Bonds/Credit	+33 171 921 026

Contact information ArcelorMittal Corporate Communications
E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Communications
Paul Weigh	+44 20 3214 2419